U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Bronfman, Stephen R.
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   (Last)                           (First)             (Middle)

c/o Claridge Inc.
1170 Peel Street
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                                    (Street)

Montreal Canada H3B 4P2
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

Stake Technology Limited - STKL
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3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)

00-0000000
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4.   Statement for Month/Day/Year

December 4, 2002
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5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


                           ------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                               5.
                                                                                               Amount of        6.
                                                                 4.                            Securities       Owner-
                         2.          2A.            3.           Securities Acquired (A) or    Beneficially     ship
                         Trans-      Deemed         Trans-       Disposed of (D)               Owned            Form:     7.
                         action      Execution      action       (Instr. 3, 4 and 5)           Following        Direct    Nature of
                         Date        Date, if any   Code         ----------------------------- Reported         (D) or    Indirect
1.                       (Month/     (Month/        (Instr. 8)                (A)              Transaction(s)   Indirect  Beneficial
Title of Security        Day/        Day/           ----------     Amount     or      Price    (Instr. 3        (I)       Ownership
(Instr. 3)               Year)       Year)          Code    V                 (D)              and 4)           (Instr.4) (Instr. 4)
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

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                                                                         Page 1 of 2


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                5.                                  7.
                                                                                Number of                           Title and Amount
                                                                                Derivative      6.                  of Underlying
                                                                     4.         Securities      Date                Securities
                               2.                       3A.          Trans-     Acquired (A)    Exercisable and     (Instr. 3 and 4)
                               Conver-                  Deemed       action     or Disposed     Expiration Date     ----------------
1.                             sion or     3.           Execution    Code       of(D)           (Month/Day/Year)              Amount
Title of                       Exercise    Trans-       Date,        (Instr.    (Instr. 3,      ----------------              or
Derivative                     Price of    action Date  if any       8)         4 and 5)        Date     Expira-              Number
Security                       Derivative  (Month/      (Month/      ------     ------------    Exer-    tion                 of
(Instr. 3)                     Security    Day/Year)    Day/Year)    Code V     (A)   (D)       cisable  Date       Title     Shares
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
Warrant to Purchase            $3.25       12/4/02                   P          250,000         Immed.   11/30/04  Common   250,000
Common Stock (Right to Buy)                                                                                        Stock
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5.5% Convertible Debenture     $3.00       12/4/02                   P          1,666,667       12/1/03  11/30/04  Common  1,666,667
due 2004 (the "Debenture")                                                                                         Stock
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[TABLE CONTINUED BELOW]

[CONTINUATION OF TABLE FROM ABOVE]

             9.
             Number of        10.
             Derivative       Ownership
             Securities       Form of         11.
8.           Beneficially     Derivative      Nature
Price of     Owned Follow-    Security        of Indirect
Derivative   ing Reported     Direct (D) or   Beneficial
Security     Transaction(s)   Indirect (I)    Ownership
(Instr. 5)   (Instr. 4)       (Instr. 4)      (Instr. 4)
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
             2,500,000        (I)             (1)
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             1,666,667        (I)             (1)(2)
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=========================================================

Explanation of Responses:

(1)  By Claridge Israel LLC. Mr. Bronfman is a contingent beneficiary of the
     Charles R. Bronfman Trust, which owns a 1% membership interest in Claridge
     Israel LLC. Mr. Bronfman directly owns a 49% membership interest in Claridge Israel LLC. Mr. Bronfman disclaims beneficial ownership of shares to the extent he may be deemed to have an interest through the Charles R.
     Bronfman Trust.

(2) The actual number of share of which Mr. Bronfman may be deemed beneficial owner will be (x) the $5,000,000 principal amount of the Debenture divided by (y) the $3 per share conversion price.


        /s/ Michel Boucher                                   December 5, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
        By: Michel Boucher, Attorney-in-Fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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